Exhibit 99.1

April 15, 2015	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS

FIRST QUARTER 2015 PRODUCTION RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; “Great Panther”; the “Company”) announced strong production results for the first quarter (“Q1”) 2015 at its two wholly-owned Mexican silver mining operations, the Guanajuato Mine Complex (“GMC”), which includes the new San Ignacio satellite mine, and the Topia Mine.

First Quarter 2015 Consolidated Production Highlights (Compared to Fourth Quarter (“Q4”) and First Quarter (“Q1”) 2014)

•	Metal production increased 8% and 48%, respectively, to a record 987,887 silver equivalent ounces ("Ag eq oz")
•	Silver production rose 9% and 61%, respectively, to a record 597,111 silver ounces ("Ag oz")
•	Gold production decreased 2% and rose 28%, respectively, to 4,703 gold ounces ("Au oz")
•	Ore processed increased 7% and 37%, respectively, to a quarterly record of 99,252 tonnes

“Great Panther’s mines had an excellent start to the year, setting several new records for metal produced and ore processed, and putting us on-track to meet our annual guidance”, stated Robert Archer, President & CEO. “These records primarily reflect the continuing ramp-up at San Ignacio as well as a 17% quarter-over-quarter increase in metal production at Topia. The larger than normal increases compared to Q1 of last year were also influenced by the reduced output in that quarter due to the illegal mining activities at Guanajuato. San Ignacio is now producing at a rate of about 370 tonnes per day and represented 30% of metal production at the GMC in the first quarter of this year compared to 20% in the fourth quarter of 2014. We anticipate the ramp-up at San Ignacio to continue as we expand into the new South Extension zone discovered last fall."

Consolidated Q1 Operations Summary	Q1 2015	Q1 2014	Change	Q1 2015	Q4 2014	Change
Ore processed (tonnes milled)	99,252	72,631	37%	99,252	92,574	7%
Silver equivalent ounce production[1,2]	987,887	667,349	48%	987,887	911,048	8%
Silver ounce production	597,111	370,668	61%	597,111	550,010	9%
Gold ounce production	4,703	3,666	28%	4,703	4,822	-2%
Lead production (tonnes)	279	308	-9%	279	285	-2%
Zinc production (tonnes)	441	431	2%	441	406	9%

(1)	Silver equivalent ounces for 2015 are calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to lead and zinc price/pound.

(2)	Silver equivalent ounces for 2014 were calculated at consistent prices of US$18.50 per oz, US$1,110 per oz (60:1 ratio), US$0.90 per lb and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates produced.

Guanajuato Mine Complex

Total ore processed during the first quarter at the GMC was a record 82,026 tonnes, representing an increase of 48% compared to the same period in 2014. Metal production for Q1 2015 was also a record, at 713,371 Ag eq oz, and represented an increase of 74% compared to the same period in the prior year. This was primarily due to the positive contribution of San Ignacio since production began in June 2014, but also reflected the elimination of illegal mining activities, which negatively impacted production at Guanajuato in Q1 2014. Plant throughput and metal production increased 7% and 5%, respectively, over Q4 2014 reflecting the continuing ramp-up at San Ignacio.

GMC Q1 Operations Summary	Q1 2015	Q1 2014	Change	Q1 2015	Q4 2014	Change
Ore processed (tonnes milled)	82,026	55,280	48%	82,026	76,839	7%
Silver equivalent ounce production [1,2]	713,371	408,942	74%	713,371	677,316	5%
Silver ounce production	417,770	199,059	110%	417,770	396,284	5%
Gold ounce production	4,548	3,498	30%	4,548	4,684	-3%
Ag grade (g/t)	177	128	38%	177	178	-1%
Au grade (g/t)	1.92	2.19	-12%	1.92	2.07	-7%
Ag recovery (%)	89.7%	87.3%	3%	89.7%	90.1%	0%
Au recovery (%)	89.9%	90.1%	0%	89.9%	91.8%	-2%

(1)	Silver equivalent ounces for 2015 are calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to lead and zinc price/pound.

(2)	Silver equivalent ounces for 2014 were calculated at consistent prices of US$18.50 per oz, US$1,110 per oz (60:1 ratio), US$0.90 per lb and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates produced.

At San Ignacio, production was initiated on the wider southern extension of the Melladito vein while continuing to increase from previously prepared stopes on the Intermediate vein. As a result, San Ignacio accounted for 30% of the metal production at the GMC in the first quarter of 2015 and represented a 64% increase compared to the fourth quarter of 2014.

During the first quarter of 2015, silver grades recovered substantially compared to the same period of 2014, and were relatively consistent when compared to the previous quarter.

Gold grades were slightly lower at the GMC when compared to the same period last year and the fourth quarter of 2014. The shortfall is attributed primarily to local grade variability at San Ignacio and in the gold-rich Santa Margarita zone of Guanajuato. The higher grades expected in the Southern Extension at San Ignacio have not yet made an impact.

At San Ignacio, exploration and development was focused in the south Extension in support of further definition of the new ore zones discovered in late 2014. Underground drilling at Guanajuato was conducted at the Valenciana mine to explore the Veta Madre and two footwall zones. The drilling results are under review and further follow up is expected in the second quarter of 2015.

Topia Mine

Ore processed at Topia was consistent with the corresponding quarter last year, but increased 9% to 17,225 tonnes when compared to the fourth quarter of 2014. Record metal production of 274,515 Ag eq oz in the first quarter 2015 represented increases of 6% and 17%, respectively, compared to the first and fourth quarters of 2014.

Topia achieved the new quarterly production record due to a combination of operational improvements that yielded better silver grades and improved recoveries. Efforts at the mines were directed at dilution control and placement of new development headings into production. At the plant, two new flotation cells were placed into operation.

Topia Q1 Operations Summary	Q1 2015	Q1 2014	Change	Q1 2015	Q4 2014	Change
Ore processed (tonnes milled)	17,225	17,351	-1%	17,225	15,735	9%
Silver equivalent ounce production [1,2]	274,515	258,407	6%	274,515	233,732	17%
Silver ounce production	179,341	171,609	5%	179,341	153,726	17%
Gold ounce production	155	168	-8%	155	138	12%
Lead production (tonnes)	279	308	-9%	279	285	-2%
Zinc production (tonnes)	441	431	2%	441	406	9%
Ag grade (g/t)	357	344	4%	357	338	6%
Au grade (g/t)	0.44	0.56	-21%	0.44	0.45	-1%
Ag recovery (%)	90.8%	89.4%	2%	90.8%	89.9%	1%
Au recovery (%)	63.5%	53.8%	18%	63.5%	61.4%	4%

(1)	Silver equivalent ounces for 2015 are calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to lead and zinc price/pound.

(2)	Silver equivalent ounces for 2014 were calculated at consistent prices of US$18.50 per oz, US$1,110 per oz (60:1 ratio), US$0.90 per lb and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates produced.

The technical information contained in this news release has been reviewed and approved by Robert F. Brown, P. Eng. and Vice President of Exploration for the Company, who is the Qualified Person (QP) for the Guanajuato Mine Complex and the Topia Mine under the meaning of NI 43-101. Aspects relating to mining and metallurgy are overseen by Ali Soltani, Chief Operating Officer for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the new San Ignacio satellite mine, and the Topia Mine in Durango. The Company also has two exploration projects in Mexico, El Horcon and Santa Rosa, and is pursuing additional mining opportunities in the Americas.

Robert A. Archer

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2014 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

For additional information, please contact:

Spiros Cacos

Director Investor Relations

Toll free: 1 888 355 1766

Tel: +1 604 638 8955

Email: scacos@greatpanther.com

www.greatpanther.com